Oppenheimer Developing Markets Fund
Period Ending 8/31/2009
Exhibit 77M

On August 6, 2009, the Oppenheimer Developing Markets Fund (the "Fund') acquired all of the net assets of Oppenheimer Baring China Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Baring China Fund shareholders on July 31, 2009.

The Fund issued (at an exchange ratio of 0.503493 for Class A, 0.500797 for Class B, 0.513272 for Class C, 0.517196 for Class N and 0.511796 for Class Y shares of the Fund to one share of Oppenheimer Baring China Fund) 2,079,397; 334,527; 630,625; 76,729 and 67,201 shares of beneficial interest for Class A, Class B, Class C, Class N and Class Y, respectively, valued at $51,132,381, $8,159,111, $14,989,966, $1,829,216 and $1,635,002 in exchange for the net assets, resulting in combined Class A net assets of $5,313,123,294, Class B net assets of $179,567,799, Class C net assets of $746,359,438, Class N net assets of $256,933,034 and Class Y net assets of $1,749,624,944 on August 6, 2009. The net assets acquired included net unrealized appreciation of $19,769,924 and an unused capital loss carryforward of $34,811,353, potential utilization subject to tax limitations. The exchange qualified as a tax-free reorganization for federal income tax purposes.

For additional information please refer to the Fund's N-14 filed with the Commission on April 17, 2009, 2009 and N-14/A filed with the Commission on May 29, 2009 (333-158629), which became effective June 11, 2009. Oppenheimer Baring China Fund will apply on Form N-8f to deregister as an investment company and will cease to be a registered investment company.